UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding


                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     PEARSON PLC

2)   NAME OF DIRECTOR

     LORD STEVENSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR'S OWN HOLDING

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     AS IN 2) ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP

7)   Number of shares/amount of
     stock acquired

     2,463

8)   Percentage of issued Class

     0.000306%

9)   Number of shares/amount
     of stock disposed

     N/A

10)  Percentage of issued Class

     N/A

11)  Class of security

     25P ORDINARY SHARES

12)  Price per share

     GBP 0.157

13)  Date of transaction

     06/05/2005

14)  Date company informed

     09/05/2005

15)  Total holding following this notification

     170,653

16)  Total percentage holding of issued class following this notification

     0.02123%

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number.

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     OPERATION OF EVERGREEN MANDATE

24)  Name of contact and telephone number for queries

     ANDY WILKINSON, SHARE PLANS MANAGER, 020 7010 2252

25) Name and signature of authorised company official responsible for making this notification

     STEPHEN JONES, DEPUTY SECRETARY

     Date of Notification

     09/05/2005

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 09 May 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary